Application for quotation of +securities Application for quotation of +securities 1 / 7 Announcement Summary Entity name JAMES HARDIE INDUSTRIES PLC Announcement Type New announcement Date of this announcement Wednesday June 23, 2021 The +securities to be quoted are: Total number of +securities to be quoted ASX +security code Security description Number of +securities to be quoted Issue date JHX CHESS DEPOSITARY INTERESTS 1:1 2,291 18/06/2021 Refer to next page for full details of the announcement +Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer Exhibit 99.1

Application for quotation of +securities Application for quotation of +securities 2 / 7 Part 1 - Entity and announcement details 1.1 Name of entity JAMES HARDIE INDUSTRIES PLC We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules. 1.2 Registered number type ABN Registration number 49097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.5 Date of this announcement 23/6/2021 New announcement

Application for quotation of +securities Application for quotation of +securities 3 / 7 Part 2 - Type of Issue 2.1 The +securities to be quoted are: 2.2 The +securities to be quoted are: Additional +securities in a class that is already quoted on ASX ("existing class") +Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer

Application for quotation of +securities Application for quotation of +securities 4 / 7 Part 3B - number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B Additional +securities to be quoted in an existing class issued under an +employee incentive scheme FROM (Existing Class) ASX +security code and description No security currently exists FROM (Existing Class) +Security description JHI plc maintains a sponsored Level 2 ADR program with DB Trust Company Americas. . TO (Existing Class) ASX +security code and description JHX : CHESS DEPOSITARY INTERESTS 1:1 Please state the number of +securities issued under the +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer 2,291 Please provide details of a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms https://ir.jameshardie.com.au/jh/shareholder_meetings.jsp Are any of these +securities being issued to +key management personnel (KMP) or an +associate Provide details of the KMP or +associates being issued +securities Name of KMP Name of registered holder Number of +securities Persio Lisboa Same 711 Rada Rodriguez Same 274 Nigel Stein Same 257 Harold Wiens Same 948 Dean Seavers Same 101 Yes

Application for quotation of +securities Application for quotation of +securities 5 / 7 Issue date 18/6/2021 Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued +securities in that class? Issue details Number of +securities to be quoted 2,291 Are the +securities being issued for a cash consideration? Please describe the consideration being provided for the +securities N/a Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the +securities to be quoted 40.630000 Any other information the entity wishes to provide about the +securities to be quoted No Yes

Application for quotation of +securities Application for quotation of +securities 6 / 7 Part 4 - Issued capital following quotation Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise: (A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.) 4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application) ASX +security code and description Total number of +securities on issue JHX : CHESS DEPOSITARY INTERESTS 1:1 444,368,782 4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue JHXAK : RESTRICTED STOCK UNIT 2,727,382

Application for quotation of +securities Application for quotation of +securities 7 / 7 Part 5 - Other Listing Rule requirements 5.1 Are the +securities being issued under an exception in Listing Rule 7.2 and therefore the issue does not need any security holder approval under Listing Rule 7.1? 5.2 Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1? 5.2b Are any of the +securities being issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1? 5.2c Are any of the +securities being issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)? N/A No No No